EXHIBIT 99.1

Satellos to Participate in Upcoming Investor Conferences

TORONTO, May 27, 2026 (GLOBE NEWSWIRE) -- Satellos Bioscience Inc. (NASDAQ: MSLE, TSX: MSCL) (“Satellos” or the “Company”), a clinical-stage biotechnology company developing life-improving medicines to treat degenerative muscle diseases, today announced that members of the Company management team will participate in the following investor conferences in June.

Jefferies Global Healthcare Conference
Date: Thursday, June 4, 2026
Presentation: 11:05 a.m.
Location: New York, NY

Oppenheimer CNS & Neuro-Muscular Summit
Date: Wednesday, June 10
Panel: Next-Generation Therapeutics in Genetic Muscle Disorders, 10:15 a.m.
Location: Miami, FL

The presentation will be available via live webcast on the Events and Presentations page in the Investors section of the Company website, and a replay will be available following the presentation.

Members of the Satellos leadership team will also be available for one-on-one investor meetings during the conferences.

ABOUT SATELLOS BIOSCIENCE INC.

Satellos is a clinical-stage drug development company advancing SAT-3247, a first-of-its-kind, orally administered small molecule therapy designed to reset the body’s natural muscle repair and regeneration process in degenerative muscle diseases. SAT-3247 is being evaluated as a potential disease-modifying treatment, initially for DMD, in two Phase II clinical trials: BASECAMP in pediatrics and TRAILHEAD in adults. SAT-3247 targets AAK1, a protein that is a key regulator of the body’s natural muscle repair and regeneration biology, which Satellos discovered is disrupted in DMD and other degenerative conditions. By inhibiting AAK1, SAT-3247 is designed to re-establish a critical biochemical signal needed to guide this process, in a dystrophin-independent manner. This mechanistic feature offers SAT-3247 the potential for broad applicability as either a stand-alone treatment to potentially enhance muscle and function, or as adjunctive therapy alongside other approaches. Satellos has identified additional degenerative muscle diseases where enhancing muscle repair and regeneration may have therapeutic benefit and plans to pursue these opportunities in future clinical development. For more information, visit www.satellos.com.

CONTACTS

Investors: Dan Ferry, LifeSci Advisors, daniel@lifesciadvisors.com
Media: Emily Williams, Senior Director of Communications, media@satellos.com